UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Yasushi Sakai
	Name:	Yasushi Sakai
	Title:	General Manager, Financial Accounting Dept.
Date:     January 28, 2011

Sumitomo Mitsui Financial Group Announces
Revision of Earnings Forecasts of
a Consolidated Subsidiary (Cedyna Financial Corporation)
TOKYO, January 28, 2011 --- Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby announces that Cedyna Financial Corporation, a consolidated subsidiary of SMFG, has revised its earnings forecasts for the fiscal year 2010, published on November 12, 2010 (see Appendix).

January 28, 2011

Name: Cedyna Financial Corporation
Representative: Hajime Yamashita,
President and Representative Director
(Code Number: 8258, TSE, and NSE 1st Section)
Contact: Hirohiko Hirano,
General Manager, Public & Investor Relations Department
(Tel: +81-3-6714-7723)
Notification regarding Revisions to Earnings Forecasts
          In light of recent business performance, Cedyna Financial Corporation hereby announces the following revisions to its earnings forecasts for the fiscal year ending March 2011 (from April 1, 2010 to March 31, 2011), which were earlier announced on November 12, 2010.
Notes
1.	Revision to earnings forecast
(1)     Revision to figures for consolidated earnings forecast for the period ending March 2011 (From April 1, 2010 to March 31, 2011)
(Unit: ¥ mn, %)

	Operating	Operating	Ordinary	Net	Net income
	revenue	income	income	income	per share
Previous forecast (A)	217,300	18,600	19,000	18,200	¥24.05
Revised forecast (B)	213,500	1,800	2,000	1,600	¥2.11
Increase/decrease (B-A)	(3,800)	(16,800)	(17,000)	(16,600)	-
Change (%)	(1.7)	(90.3)	(89.5)	(91.2)	-
(Reference) Previous results for the year ended March 2010	232,743	(40,377)	(38,518)	(67,876)	¥(139.86)

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(2)     Revision to figures for non-consolidated earnings forecast for the period ending March 2011 (From April 1, 2010 to March 31, 2011)
(Unit: ¥ mn, %)

	Operating	Operating	Ordinary	Net	Net income
	revenue	income	income	income	per share
Previous forecast (A)	207,600	17,300	17,500	17,300	¥22.86
Revised forecast (B)	204,600	800	800	1,200	¥1.59
Increase/decrease (B-A)	(3,000)	(16,500)	(16,700)	(16,100)	-
Change (%)	(1.4)	(95.4)	(95.4)	(93.1)	-
(Reference) Previous results for the year ended March 2010	223,906	(40,830)	(39,225)	(67,924)	¥(139.96)

2.	Reasons for revision
(1)     Reasons for revision of consolidated earnings forecast
          The credit industry in which Cedyna Financial Corporation (the “Company”) belongs, continued to exist in a challenging condition on the back of tackling with volume restriction upon full enforcement of the amended Money Lending Business Act and the full enforcement of the revised Installment Sales Act overlapping in addition to dealing with interest refund claims and conditions.
          Under such circumstances, with respect to the handling of interest refund claims, in light of the environment surrounding the industry and the movements of the future interest refund claims, the Company has accumulated 13 billion yen as allowance for loss on interest refunds for the consolidated financial results for the nine months ended December 31, 2010.
          Thus, operating revenue, operating income, ordinary income and net income for the year ending March 31, 2011 are anticipated to be lower than the forecast figures previously announced.
(2)     Reasons for revision of non-consolidated earnings forecast
          The same reason as above.
(Cautionary note on forward-looking statements)
          Please note that the above performance forecasts are estimates prepared on the basis of information available as at the release date of this notice. Various factors could cause actual performance to differ from these forecasts.

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